Exhibit 99.4

METAL STORM LIMITED ACN 064 270 006
Metal Storm Brisbane Office
Brisbane, Australia — Friday, 14 January 2011: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has received many shareholder enquiries in relation to impact of the Brisbane flooding on the Company. To allay further concerns I have decided to release a statement to the market.
I can confirm that Metal Storm’s new Brisbane premises have not been affected by the flooding. The Company completed the move from Richlands to the new premises in Darra five days ago, and these new premises are on higher ground. The majority of Metal Storm employees have not been able to travel to work for the last three days due to roads being cut by the floodwaters. However we expect to resume normal operations once major transport routes are re-established.
The clean up in Brisbane commences today and the majority of our team are helping others in their local communities. The Company will continue to support its employees to help family, friends and the local community over the coming days.
Our thoughts go out to all Queenslanders affected by flooding, and to the men and women of the Australian Defence Force who are doing so much to help the people of Queensland at this critical time.
Dr Lee J Finniear
CEO
Metal Storm Limited
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600.
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.